Filed by: TCW ETF Trust

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: TCW Metropolitan West Funds

SEC File No. 811-07989 and 333-18737

FOR IMMEDIATE RELEASE

TCW FILES FOR ACTIVE FIXED INCOME ETF CONVERSION

New Conversion Would Add to TCW’s Growing Suite of Fixed Income ETFs

LOS ANGELES – March 28, 2025 – The TCW Group (TCW), a leading global asset management firm, has filed an initial registration statement in connection with the conversion of the TCW MetWest Intermediate Bond Fund (MWIIX/MWIMX) to an actively managed exchange-traded fund (ETF).

“The TCW Core Plus Bond ETF will provide investors access to an actively managed core bond ETF managed by one of the most experienced fixed income teams in the industry,” said Jennifer Grancio, Head of ETFs and Global Head of Distribution at TCW. “TCW has worked to thoughtfully develop a differentiated suite of high-quality active fixed income ETFs designed for both return and income generation.”

Following the conversion, the actively managed ETF will be named TCW Core Plus Bond ETF and will be TCW’s seventh fixed income ETF since the launch of its fixed income ETF platform in mid-2024. TCW’s current fixed income ETFs are the TCW Flexible Income ETF (FLXR), TCW AAA CLO ETF (ACLO), TCW Corporate Bond ETF (IGCB), TCW High Yield Bond ETF (HYBX), TCW Multisector Credit Income ETF (MUSE), and TCW Senior Loan ETF (SLNZ). TCW’s fixed income ETF platform today manages over $1.2 billion in assets.

TCW Core Plus Bond ETF will have a total expense ratio of 0.40%.

Shareholders of the TCW MetWest Intermediate Bond Fund will receive a prospectus/information statement concerning the conversion. Shareholders should read the combined prospectus/information statement, which will contain important information about the proposed conversion, when it becomes available. The conversion does not require shareholder approval.

To learn more about TCW’s suite of actively managed ETFs, please visit https://etf.tcw.com/.

About The TCW Group
TCW is a leading global asset management firm with a broad range of products across fixed income, alternative investments, equities, and emerging markets with over half a century of investment experience. Through its ETF suite, TCW MetWest Funds and TCW Funds, TCW manages one of the largest fund complexes in the U.S. TCW’s clients include many of the world’s largest corporate and public pension plans, financial institutions, endowments and foundations, as well as financial advisors and high net worth individuals. For more information, please visit www.tcw.com.

Media Contact:
Doug Morris
Head of Corporate Communications
Tel: 213-244-0509

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This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed conversion, a combined prospectus/information statement that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the combined prospectus/information statement will not be distributed to shareholders unless and until the registration statement becomes effective. Shareholders should read the combined prospectus/information statement, which contains important information about the conversions, when it becomes available. For a free copy of the combined prospectus/information statement when it becomes available, please contact (866) 364-1383. The combined prospectus/information statement will also be available on the Securities and Exchange Commission’s website (www.sec.gov).

Investors should consider the investment objectives, risks, fees and expenses of the fund carefully. All investments involve risk, including the possible loss of principal. There is no guarantee that the investment objective of a fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their NAV per share. Because ETF shares are traded in the secondary market, a broker may charge a commission to execute a transaction in the shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

After conversion, the Fund will be advised by TCW Investment Management Company LLC. Distributed by Foreside Financial Services, LLC.